January 14, 2008


Mail Stop 4561

By U.S. Mail

Mr. A. Roger Guimond
Executive Vice-President and Chief Financial Officer
1st Franklin Financial Corporation
213 East Tugalo Street
P.O. Box 880
Toccoa, Georgia 30577

Re:	1st Franklin Financial Corporation
	Form S-1
	Filed December 26, 2007
	File No. 333-148331

Dear Mr. Guimond:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the plan of distribution and have the following comments.

Form S-1
Plan of Distribution, page 10
1. With regard to your previous offerings of subordinated debt, please advise when the first and last sales were made under each of the following registration statements:
* 333-147473 (Form S-1 filed 9/20/06)
* 333-126589 (Form S-2 filed 7/14/05)
* 333-55420 (Form S-2 filed 2/12/01)

In addition, advise as to the total sales made under each and whether or not the executive officers made such sales.
2. Please advise us as to the authority under Exchange Act rule
3a4-1
for the executive officers to conduct the current offering or advise us as to what other authority is available.
3. Revise to file a legal opinion for the securities offered as required by Item 601(b)(5)(i) of Regulation S-K.


No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please feel free to call Michael
R.
Clampitt at (202) 551-3434. In his absence, you may contact Mark
Webb
at (202) 551-3698.




      Sincerely,


							Mark Webb
							Branch Chief-Legal




cc:	Mark L. Hanson, Esq.
      Jones Day
	1420 Peachtree Street, N.E.
	Suite 800
	Atlanta, Georgia 30309
	Phone (404) 581-8573
	Facsimile (404) 581-8330
Mr. A. Roger Guimond
1st Franklin Financial Corporation
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